SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2015

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

G. Willi-Food International Ltd. (the "Company") announced today that on October 19, 2015 it received notice from its ultimate controlling shareholder, Israel 18 BV ("Israel 18"), that an urgent motion has been filed against Israel 18 by Fortissimo Capital Management Ltd, S.G. Textile Holdings Ltd and Z. Birinboim Holdings Ltd (together, the "Applicants") in the District Court of Haifa seeking liquidation and the appointment of temporary liquidators of Israel 18.  The motion is based on the claim that Israel 18 has failed to comply with its debt obligations towards the Applicants.

The position of Israel 18, as presented to the Company, is that Israel 18 disputes the claims made against it by the Applicants and intends to fulfill its full debt obligations to the Applicants.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Gil Hochboim
Name: Gil Hochboim
Title: Chief Executive Officer

Date: October 20, 2015